Monthly Report - December, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,509,543       34,149,843
Change in unrealized gain (loss) on open              254,195          805,215
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           2,740           60,019
      Treasury obligations
Interest Income 			              104,875          941,572
Foreign exchange gain (loss) on margin deposits     (127,455)        (367,539)
				                 ------------    -------------
Total: Income 				            3,743,898       35,589,110

Expenses:
   Brokerage commissions 		            1,030,068       12,411,324
   Management fee 			               41,153          460,718
   20.0% New Trading Profit Share 	               68,193          551,582
   Custody fees 		       	               10,570           40,333
   Administrative expense 	       	               41,376        1,192,574
					         ------------    -------------
Total: Expenses 		                    1,191,360       14,656,531
Net Income(Loss)			   $        2,552,538       20,932,579
for December, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (182,406.569    $     6,197,517    216,645,131    222,842,648
units) at November 30, 2016
Addition of 		 	         20,272      2,097,214      2,117,486
1,660.367 units on December 1, 2016
Redemption of 		 	    (1,948,610)    (2,399,334)    (4,347,944)
(3,609.298) units on  December 31, 2016*
Net Income (Loss)               $       100,675      2,451,863      2,552,538
for December, 2016
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2016
(180,520.180 units inclusive
of 62.542 additional units) 	      4,369,854    218,794,874    223,164,728
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2016 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.08% 	   9.55%  $    1,196.11	  162,152.948 $   193,953,022
Series 2       1.17% 	  11.50%  $    1,522.28	        6.799 $        10,350
Series 3       1.19% 	  11.67%  $    1,545.19	   15,531.699 $    23,999,362
Series 4       1.62% 	  16.78%  $    1,838.98	    2,828.734 $     5,201,994

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					January 19, 2017
Dear Investor:

Gains from long positions in equity futures, non-US interest futures, and U.S. dollar forwards outweighed losses from trading commodity futures.

Long positions in U.S., European, Canadian, Korean, Japanese and Australian equity futures were profitable. The positive growth expectations flowing from the anticipated fiscal and regulatory initiatives of the new Trump administration, continued accommodative monetary policies worldwide, and improving economic data underpinned the broad-based gains. A short vix trade added to sector profits. Meanwhile, trading of Chinese, Hong Kong, Singaporean and Taiwanese stock futures was marginally unprofitable.

The U.S. dollar continued its recent advance in response to an actual and anticipated tightening of U.S. monetary policy relative to that of other central banks. Despite some profit taking near year end, long dollar trades relative to the British pound, euro, and yen were quite profitable.
Long dollar positions versus the currencies of the Czech Republic, Korea and Turkey were profitable to a lesser extent. Small gains were also achieved on long Brazilian real and South African rand trades. Partially offsetting losses were taken trading the dollar against the Aussie and New Zealand dollars, Indian rupee, Mexican peso, Russian ruble and Swedish krona, as well as in non-dollar cross rate trading.

While the Fed did raise official interest rates by 1/4 of a per cent at its mid-December meeting, other major central banks--the ECB, Bank of Japan and Bank of England--maintained their highly accommodative policies. Consequently, long positions in German, French, Italian and British note and bond futures were profitable. Meanwhile, losses from trading
U.S. note and short-term interest rate futures outweighed the gains on short positions in U.S. bond futures. Long positions in Canadian and Australian interest rate futures were each marginally unprofitable.

After OPEC announced an agreement to cut group production by a larger than expected 1.2 million barrels a day on November 30, and non-OPEC producers, led by Russia, followed in early December with a 600,000 barrel per day reduction, oil prices spiked higher. Subsequently, energy prices were moderately volatile and losses were sustained trading crude oil, RBOB gasoline, London gas oil, heating oil and natural gas, particularly in response to signals from short-term, non-trend models.

A stronger dollar and volatile energy prices weighed down metal prices and losses were suffered on long silver and copper trades in particular, although long positions in other industrial metals were also slightly unprofitable. A short gold trade was slightly profitable.

Finally trading of agricultural commodities was fractionally unprofitable.



		     Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman